Exhibit 99.1

Westport Fuel Systems Commends New Study Outlining Pump-to-Wheels Methane Emissions from the Natural Gas-Fueled Heavy-Duty Transportation Sector

~ Next Generation Technologies Significantly Reduce Methane Emissions ~

VANCOUVER, Jan. 11, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today commended the publication of a new study by West Virginia University scientists at the Center for Alternative Fuels, Engines and Emissions ("CAFEE") quantifying methane emissions from heavy-duty natural gas-powered vehicles and refueling stations. CAFEE scientists collaborated on the study with the Environmental Defense Fund ("EDF") and a group of global natural gas industry leaders including the American Gas Association, Chart Industries, Clean Energy, Cummins, Cummins Westport, International Council on Clean Transportation, PepsiCo, Shell, Volvo Group, Waste Management, and Westport Fuel Systems. The study was published online by the journal Environmental Science & Technology and the results greatly expand on the very limited data on methane emissions from natural gas vehicles.

"This study offers a critical baseline by which ongoing product and technology enhancements can be measured, as it represents the first significant effort to quantify actual in-use methane emissions from natural gas filling stations and heavy-duty vehicles", said Karen Hamberg, Vice-President of Natural Gas Industry and Government Relations. "Natural gas-fueled vehicles are expected to play a greater role in future transportation to meet the global regulatory trend for more stringent greenhouse gas emission ("GHG") reductions.  The natural gas vehicle industry has already implemented technology solutions to dramatically minimize, or in some cases, eliminate the largest sources of methane emissions from vehicle tailpipe, crankcase ventilation, and dynamic venting that were identified in the study."

"We have seen global interest in Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0"), a next generation natural gas technology that is optimal for heavy-duty vehicles. Westport™ HPDI 2.0 features further improvements to maximize the GHG benefits of natural gas, such as the capture of dynamic venting.  It is the only natural gas engine technology that can achieve diesel engine efficiency within 1% with inherently low engine-out unburnt methane emissions."

"For the North American market, the newly launched ISL G Near Zero 8.9L and ISB6.7 G engines from Cummins Westport Inc., our joint venture with Cummins Inc., feature closed crankcase ventilation that significantly reduces engine-related methane emissions while also meeting California Air Resources Board ("CARB") optional low NOx standards", added Hamberg.

For more on the environmental benefits of natural gas for transportation, please visit:   http://www.westport.com/is/natural-gas/ghg-benefits-for-ngvs

About Westport

Westport, a division of Westport Fuel Systems Inc., engineers the world's most advanced natural gas engines and vehicles. We work with original equipment manufacturers worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit www.westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit wfsinc.com.

Forward-looking Information Disclaimer

Note: This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the launch date, availability and benefits of the Westport HPDI 2.0 systems, demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Inquiries: Todd Skene, Manager, Investor Relations & Communications, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 11-JAN-17